UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Check One:
☐  Form 10-K
☐  Form 20-F
☐  Form 11-K
☒  Form 10-Q
☐  Form 10-D
☐  Form N-SAR
☐  Form N-CSR

For Quarter Ended: June 30, 2009

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I – REGISTRANT INFORMATION

WRITERS’ GROUP FILM CORP.
______________________________
Full Name of Registrant

1752 East Avenue J  #266
______________________________
Address of Principal Executive Office (Street and Number)

Lancaster, CA  93535
______________________________
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☐  (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b)    The subject annual report  on Form 10-Q, will be filed on or before the fifth (5th) calendar day following the prescribed due date; and

☐  (c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

Our annual report on Form 10-Q could not be filed within the prescribed time period, as our Form 10-K was filed on July 10, leaving us with 10 days less that the usual 45 days to prepare our 10-Q, while our Form S-1 Registration Statement was not made effective until August 5.

PART IV. OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Tal. L. Kalpener	213	694-1888
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

    ☒  Yes   ☐  No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

    ☐ Yes    ☒  No

WRITERS' GROUP FILM CORP.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 11, 2009	By:
Tal. L. Kalpener, President